UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577
          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan
          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, MI 48098

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Flagstar Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Virchow, Krause & Company, LLP
Southfield, Michigan
June 30, 2008

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$10,815,307	$12,889,505
Mutual funds	72,982,751	65,638,131
Money market funds	6,995,741	7,857,193
Common collective trust fund	11,124	38,753
Participant loans	3,204,057	2,829,076

Total investments	94,008,980	89,252,658

Receivables:
Participant contributions	—	6,552
Other	3,484	64,880

Total receivables	3,484	71,432

Total assets	94,012,464	89,324,090
Liabilities
Refundable contributions	205,744	206,334

Total liabilities	205,744	206,334

Net assets available for benefits	$93,806,720	$89,117,756

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2007
Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$170,539
Interest and dividends	930,897

Total investment income	1,101,436

Contributions:
Participant	9,744,172
Company	3,407,923
Rollovers	1,306,499

Total contributions	14,458,594

Total additions	15,560,030

Deductions
Deductions from net assets attributed to:
Participant benefits paid /deemed distributions	10,792,407
Administrative fees	78,659

Total deductions	10,871,066

Net increase	4,688,964
Net assets available for benefits:
Beginning of year	89,117,756

End of year	$93,806,720

The accompanying notes are an integral part of this statement.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note A — Description of Plan
The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the “Company”) who have met the eligibility service requirements. An employee is eligible to participate in the Plan after three months of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Eligible employees may contribute up to 60% in 2007 and 2006 up to the statutory limits ($15,500 in 2007 and $15,000 in 2006) per annum, of their eligible compensation to the Plan. Participants that meet certain criteria may make additional “catch-up” contributions of up to $5,000 in 2007 and in 2006. Participants may also contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions up to 3.0% per annum of the employee’s compensation, up to a maximum contribution of $6,750, excluding the catch-up contributions. The Company may make discretionary contributions to the Plan. No discretionary contributions were made in 2007 or 2006. All contributions are invested in accordance with the participant’s directive.
Vesting
Participants are immediately vested in their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service. A participant becomes 100% vested in Company contributions after five years of credited service.
Participants Accounts
Each participant’s account is credited with the participant’s contribution, the Company contribution made on the employee’s behalf and an allocation of Plan earnings based on the employee’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans
Participant loans are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant’s account balance and bear interest at rates ranging from 5.00% — 9.25%, as determined by the Plan administrator.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2007 and 2006
Payment of Benefits
Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator.
Forfeitures
If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts totaled $450,000 at December 31, 2007 and $368,000 at December 31, 2006. In 2007, Company contributions were reduced by $593,000 from forfeited non-vested accounts.
Note B — Summary of Accounting Policies
A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows.
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value based upon current quoted market prices. Shares of mutual funds and common collective trust funds are valued at the net asset value of shares held by the Plan at year end. Participant’s loans are valued at their outstanding balances, which approximates their fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of the adoption of this statement.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2007 and 2006
Note C — Investments
The following presents investments that represent 5% or more of the Plan’s net assets.

December 31, 2007	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	1,551,694	$10,815,307
Fidelity Retirement Government Money Market Fund	5,445,684	5,445,684
Mutual Funds
Fidelity Growth Company Fund	118,569	9,838,844
Fidelity Dividend Growth Fund	263,244	7,739,360
Fidelity Mid-Cap Stock Fund	263,343	7,700,150
Fidelity Spartan U.S. Equity Index Fund	115,435	5,991,055
Fidelity Diversified International Fund	193,116	7,705,322

December 31, 2006	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	868,565	$12,889,505
Fidelity Retirement Government Money Market Fund	5,754,828	5,754,828
Mutual Funds
Fidelity Growth Company Fund	124,051	8,647,616
Fidelity Dividend Growth Fund	255,708	8,100,816
Fidelity Mid-Cap Stock Fund	257,917	7,515,699
Fidelity Spartan U.S. Equity Index Fund	122,223	6,133,162
Fidelity Diversified International Fund	182,737	6,752,137
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Flagstar Bancorp, Inc. common stock	$(6,991,116)
Mutual funds	7,160,020
Common collective trust fund	1,635

Total	$170,539

Note D — Parties-In-Interest
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan agreement, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $70,500 in 2007. In addition, the Plan trades in the common stock of the Company.
During 2007 dividends on Flagstar Bancorp, Inc. common stock paid to eligible plan participants was approximately $342,000.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2007 and 2006
Note E — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan termination, participants would become 100% vested in their Company contributions.
Note F — Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated December 5, 2001, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan was amended, subsequent to the application for favorable determination above, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.
Note G — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note H — Amounts Owed to Participants Withdrawing from the Plan
The Plan had no liability to participants who had withdrawn from the Plan as of December 31, 2007 and 2006, respectively.
Note I — Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of statements of net assets available for benefits and the statement of changes in net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2007	2006

Net assets per financial statements	$93,806,720	$89,117,756
Refundable contributions	—	206,334

Net assets per Form 5500	$93,806,720	$89,324,090

Contributions per financial statements	$14,458,594	$12,376,176
Refundable contributions	(206,334)	193,081

Contributions per Form 5500	$14,252,260	$12,569,257

Supplemental Information

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of issue, borrower,	c) Description of investment including maturity date,
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value

	Flagstar Bancorp, Inc	1,551,694 shares of Common Stock	*	*	$10,815,307
	FMTC	Institutional Cash Portfolio	*	*	988,144
	ABF	International Equity PA	*	*	7,320
	ABF	Large Cap Value Portfolio	*	*	53,291
	AIM	Small Cap Growth Is	*	*	23
	AIM	Mid Cap Core Equity Fund — Class A	*	*	6,890
	AIM	Dynamics Investment Fund	*	*	23
	AIM	Global Aggressive Growth Class A Fund	*	*	16,256
	AIM	Basic Value A	*	*	198
	ALL/BERN	Small/ Mid Cap Val A	*	*	793
	ALLNZ	CCM Mid Cap Administrative Fund	*	*	4,818
	ALLNZ	NFJ Small Cap Value Fund — Administrative Class	*	*	23
	AM	Central Ultra Investment Fund	*	*	4,587
	AM	CENT VISTA INV	*	*	8,178
	Ariel	Appreciation Fund	*	*	36,738
	Ariel	Fund	*	*	58,145
	Artisan	International Fund	*	*	26,222
	Artisan	Mid Cap Value Fund	*	*	54,066
	Baron	Small Cap Fund	*	*	53,017
	Baron	Asset Fund	*	*	39,355
	Col/Acorn	Select Fund — Class Z	*	*	139,518
	Credit Suisse	Global Fixed Income Fund — Common Shares	*	*	12,439
	Credit Suisse	Large Cap Growth Com	*	*	4,434
	DWS	International S	*	*	22,793
	DWS	Global Opps S	*	*	22,128
	DWS	Dividend High Return Equity Class A	*	*	5,917
*	Fidelity	Retirement Government Money Market	*	*	5,445,684
*	Fidelity	Retirement Money Market Portfolio	*	*	561,912
*	Fidelity	Managed Income Portfolio	*	*	11,124
*	Fidelity	Spartan U.S. Equity Index Fund	*	*	5,991,055
*	Fidelity	Spartan Total Market Index Fund	*	*	48,584
*	Fidelity	Spartan Extended Market Index	*	*	22,200
*	Fidelity	Aggressive International Fund	*	*	22,408
*	Fidelity	Disciplined Equity Fund	*	*	92,101
*	Fidelity	Real Estate Investment	*	*	143,997
*	Fidelity	Large Cap Growth Fund	*	*	58,803

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of issue, borrower,	c) Description of investment including maturity date,
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value

*	Fidelity	Mid Cap Growth Fund	*	*	30,615
*	Fidelity	Total Bond Fund	*	*	14,462
*	Fidelity	Aggressive Growth Fund	*	*	54,861
*	Fidelity	Balanced Fund	*	*	96,945
*	Fidelity	Blue Chip Growth Fund	*	*	49,828
*	Fidelity	Canada Fund	*	*	587,091
*	Fidelity	Capital & Income Fund	*	*	273,591
*	Fidelity	Capital Appreciation Fund	*	*	106,548
*	Fidelity	Dividend Growth Fund	*	*	7,739,360
*	Fidelity	Diversified International Fund	*	*	7,705,322
*	Fidelity	Equity-Income II Fund	*	*	2,440
*	Fidelity	Equity-Income Fund	*	*	2,086,426
*	Fidelity	Europe Fund	*	*	31,844
*	Fidelity	Export and Multinational Fund	*	*	96,427
*	Fidelity	Fifty Fund	*	*	10,180
*	Fidelity	Freedom 2000 Fund	*	*	317,409
*	Fidelity	Freedom 2010 Fund	*	*	1,512,552
*	Fidelity	Freedom 2020 Fund	*	*	1,575,771
*	Fidelity	Freedom 2030 Fund	*	*	2,005,226
*	Fidelity	Freedom 2040 Fund	*	*	1,435,520
*	Fidelity	Freedom Income Fund	*	*	363,045
*	Fidelity	Ginnie Mae Fund	*	*	32,927
*	Fidelity	Growth Company Fund	*	*	9,838,844
*	Fidelity	Independence Fund	*	*	2,245,744
*	Fidelity	International Discovery Fund	*	*	183,468
*	Fidelity	Japan Fund	*	*	38,489
*	Fidelity	Low-Priced Stock Fund	*	*	2,806,570
*	Fidelity	Mid-Cap Stock Fund	*	*	7,700,150
*	Fidelity	Mortgage Securities Fund	*	*	4,107
*	Fidelity	New Markets Income Fund	*	*	272,358
*	Fidelity	Puritan Fund	*	*	6,817
*	Fidelity	Small Cap Stock Fund	*	*	47,927
*	Fidelity	Small Capital Retirement Fund	*	*	1,115,758
*	Fidelity	Trend Fund	*	*	678
*	Fidelity	U.S. Bond Index Fund	*	*	3,312,822
*	Fidelity	Value Fund	*	*	195,527
*	Fidelity	Worldwide Fund	*	*	3,084

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of issue, borrower,	c) Description of investment including maturity date,
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value

*	Fidelity	Large Cap Stock Fund	*	*	147,306
*	Fidelity	Fidelity Fund	*	*	636
*	Fidelity	Contrafund	*	*	994,715
*	Fidelity	Investment Growth Bond Fund	*	*	3,753
*	Fidelity	Growth and Income Fund	*	*	54,555
*	Fidelity	Government Income Fund	*	*	40,001
*	Fidelity	Overseas Fund	*	*	206,574
*	Fidelity	Leveraged Company Stock Fund	*	*	1,064,336
*	Fidelity	Pacific Basin Fund	*	*	126,454
*	Fidelity	OTC Portfolio	*	*	81,928
*	Fidelity	Asset Mgr 70%	*	*	10,494
*	Fidelity	INTM Govt Income	*	*	1,352
*	Fidelity	NASDAQ Comp Index	*	*	282
*	Fidelity	Intl Real Estate	*	*	245,941
*	Fidelity	Convertible Securities Fund	*	*	2,009
*	Fidelity	Utilities Fund	*	*	276,000
*	Fidelity	Emerging Markets Fund	*	*	881,936
*	Fidelity	Focused Stock Fund	*	*	6,545
*	Fidelity	Global Balanced Fund	*	*	25,823
*	Fidelity	Small Cap Independent Fund	*	*	44,731
*	Fidelity	Latin America Fund	*	*	1,912,487
*	Fidelity	Southeast Asia Fund	*	*	1,953,275
*	Fidelity	Strategic Income Fund	*	*	62,595
*	Fidelity	Short Term Bond Fund	*	*	1,067
*	Fidelity	Large Cap Value Fund	*	*	74,185
*	Fidelity	Inflation Prot Bond Fund	*	*	36,593
*	Fidelity	Real Estate Income Fund	*	*	29,973
*	Fidelity	Blue Chip Value Fund	*	*	9,853
*	Fidelity	Mid Cap Value Fund	*	*	28,858
*	Fidelity	Freedom 2005 Fund	*	*	10,318
*	Fidelity	Freedom 2015 Fund	*	*	126,811
*	Fidelity	Freedom 2025 Fund	*	*	158,835
*	Fidelity	Freedom 2035 Fund	*	*	366,165
*	Fidelity	Europe Cap Appreciation Fund	*	*	43,176
*	Fidelity	Strategic Dividend and Income Fund	*	*	12,165
*	Fidelity	Small Cap Growth Fund	*	*	17,261

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of issue, borrower,	c) Description of investment including maturity date,
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value

*	Fidelity	Small Cap Value Fund	*	*	46,881
*	Fidelity	Value Strategies Fund	*	*	95,989
*	Fidelity	Intermediate Bond Fund	*	*	19,416
	Fidelity	Stock Selector	*	*	4,754
	Fidelity	Asset Mgr 85%	*	*	5,174
	Fidelity	Mega Cap Stock	*	*	1,666
	Fidelity	INST SH INT GOVT	*	*	11
	Fidelity	Freedom 2045	*	*	84,054
	Fidelity	Freedom 2050	*	*	160,993
	FMA	Small Company IS	*	*	6,483
	Franklin	Small-Mid Cap Growth Fund — Class A	*	*	1,557
	Hartford	Growth Y Fund	*	*	6,078
	LB	Core Bond NB Investment	*	*	335
	LD Abbett	Small Cap Build — Class A	*	*	45,665
	LD Abbett	Affiliated A	*	*	57,466
	LM	Value Trust Fidelity Class	*	*	47,651
	LMP	Aggressive Growth A	*	*	61,545
	LMP	Large Cap Growth A	*	*	2,035
	Loomis	Small Cap Value R	*	*	20,226
	Managers	Bond Fund	*	*	39,465
	Managers	Special Equity	*	*	1,136
	Managers	Value Fund	*	*	2,115
	Managers	AMG ES LG CP GR	*	*	33
	MSIFT	US Large Cap Growth P	*	*	3,716
	MSIFT	Emerging Markets P	*	*	59,385
	MSIFT	International Equity P	*	*	3,956
	MSIFT	High Yield Advance Fund	*	*	16
	MSIFT	MidCap Gth Adv.	*	*	18,987
	Mutual	Discovery Fund — Class A	*	*	149,631
	Mutual	Shares — Class A	*	*	58,180
	NB	Partners Trust Fund	*	*	9,540
	NB	International Fund Trust	*	*	15,615
	NB	Regency Trust	*	*	50
	The Oakmark	Equity and Income Fund	*	*	134,685
	The Oakmark	Select I	*	*	791,275
	The Oakmark	Fund I	*	*	37,815

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of issue, borrower,	c) Description of investment including maturity date,
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	PIM	Global Band AD Unhedged Fund	**	11,321
	PIMCO	High Yield — Administration Class	**	19,820
	PIMCO	Long Term Government — Administrative Class	**	2,691
	PIMCO	Real Return Bond — Admin.	**	6,856
	PIMCO	Total Return Fund — Administrative Class	**	120,851
	PIMCO	Low DUR Administration Fund	**	7,617
	PNX	Mid Cap Value A	**	23,335
	Rainier	Small Mid Cap Fund	**	136,737
	Royce	Value Plus Ser	**	177,611
	Royce	Opportunity S Fund	**	4,909
	Royce	Total Return SER	**	1,025
	RS	Partners Fund	**	34,511
	RS	Value Fund	**	12,630
	RS	Emerging Growth A	**	2,672
	Templeton	Foreign Fund — Class A	**	74,364
	Templeton	Foreign Small Company — Class A	**	23,172
	Templeton	Dev Markets Fund — Class A	**	150,298
	Templeton	Growth Fund — Class A	**	50,403
	Templeton	World Fund — Class A	**	20,666
	Templeton	Global Bond Fund — Class A	**	93,117
	Touchstn	SC SEL GR Z	**	1,669
	Van Kampen	Growth and Income Fund — Class A	**	12,021
	Van Kampen	Equity Income — Class A	**	42,584
	WFA	Small Cap Value — Class Z	**	39,053
	WFA	C&B Mid Cap Value Fund D	**	2,981
	WFA	Mid Cao DSCPLD Investment	**	221
		Interest rates ranging from 5% to 9.25% with various
*	Participant Loans	maturity dates	-0-	3,204,057

				$94,008,980

*	Party-in-interest to the Plan

**	Participant Directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN
June 30, 2008	By:	/s/Rebecca A. Lucci
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	18